Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102-3491

December 23, 2014

Via EDGAR Correspondence

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:    Capital One Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 011-13300

Dear Mr. Vaughn:

On behalf of Capital One Financial Corporation (the “Company”), this letter is to respectfully request an extension to respond to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 17, 2014, as discussed with the Staff on December 23, 2014. The Company is committed to responding promptly and intends to provide a response to the Staff no later than January 9, 2015.

Sincerely,

/s/ R. Scott Blackley
R. Scott Blackley
Executive Vice President
Controller & Principal Accounting Officer